VISTA GOLD CORP.                                                   EXHIBIT 99.1a

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

                                                                          Three Months Ended             Six Months Ended
                                                                               June 30                        June 30
(US Dollars in thousands, except share data)                              1997          1996             1997           1996
---------------------------------------------------------------------------------------------------------------------------------
                                                                             (Unaudited)                     Unaudited)
REVENUE                                                              $     11,201    $      9,739    $     22,572    $     16,408
                                                                     ----------------------------    ----------------------------
EXPENSES

     Operating costs                                                        8,813           8,189          17,886          13,805
     Depreciation, depletion and provision for
        future reclamation and closure costs                                1,535           1,159           3,283           2,273
     Amortization of deferred stripping                                       171           2,121             985           2,121
                                                                     ----------------------------    ----------------------------
                                                                           10,519          11,469          22,154         18,199
                                                                     ----------------------------    ----------------------------
RESULTS OF MINING OPERATIONS                                                  682          (1,730)            418          (1,791)
                                                                     ============================    ============================
     Mineral exploration and property evaluation                            1,143             765           1,613           1,886
     Corporate administrative                                                 549             503           1,190           1,119
     Interest expense (income) - net                                           92            (221)             74            (380)
     Other expense (income)                                                   (61)              1            (184)            196
     Gain on sale of mineral properties, equipment and investments            (10)           (157)           (851)           (298)
     Equity in loss of Zamora Gold Corp.                                      161             371             459             691
                                                                     ----------------------------    ----------------------------
                                                                            1,874           1,262           2,301           3,214
                                                                     ============================    ============================
EARNINGS (LOSS) BEFORE INCOME TAXES                                        (1,192)         (2,992)         (1,883)         (5,005)

CURRENT INCOME TAXES (RECOVERY)                                                 -             (61)              -            (108)
                                                                     ----------------------------    ----------------------------
NET EARNINGS (LOSS)                                                  $     (1,192)   $     (2,931)   $     (1,883)   $     (4,897)
                                                                     ============================    ============================

EARNINGS (LOSS) PER SHARE                                            $      (0.01)   $      (0.06)   $      (0.02)   $      (0.11)
                                                                     ============================    ============================

WEIGHTED AVERAGE SHARES OUTSTANDING                                    89,074,251      46,181,661      89,047,477      46,145,088
                                                                     ============================    ============================



CONSOLIDATED STATEMENTS OF
RETAINED EARNINGS (DEFICIT)


                                                                                                              Six Months Ended
                                                                                                                   June 30
(US Dollars in Thousands)                                                                                  1997             1996
---------------------------------------------------------------------------------------------------------------------------------
(Unaudited)
RETAINED EARNINGS (DEFICIT),
 BEGINNING OF PERIOD                                                                                      (10,417)          1,409

NET EARINGS (LOSS)                                                                                         (1,883)         (4,897)
                                                                                                          -----------------------

DEFICIT, END OF PERIOD                                                                                    (12,300)         (3,488)
                                                                                                          =======================





             The accompanying notes are an integral part of these
                      consolidated financial statements.

VISTA GOLD CORP.

CONSOLIDATED BALANCE SHEETS

                                                                   June 30   December 31
(US Dollars in thousands)                                             1997          1996
-------------------------------------------------------------------------------------------
                                                                   (Unaudited)    (Audited)
ASSETS

Current Assets

     Cash and cash equivalents                                     $   4,825      $   8,598
     Marketable securities                                               216            213
     Accounts receivable and other                                     3,669          3,286
     Inventories                                                      14,247         16,819
                                                                   ------------------------
                                                                      22,957         28,916

Investment in Zamora Gold Corp.                                        3,042          2,981
Property, plant and equipment, net (Note 2)                          100,138         91,419
                                                                   ------------------------
                                                                   $ 126,137      $ 123,316
                                                                   ========================



LIABILITIES

Current Liabilities

     Accounts payable and accrued liabilities                      $   5,193      $  10,247
                                                                   ------------------------
                                                                       5,193         10,247

Long-term debt (Note 3)                                                9,600             --
Provisions for future reclamation and closure costs                    4,069          3,897
                                                                   ------------------------
                                                                      18,862         14,144
                                                                   ========================

SHAREHOLDERS' EQUITY

Common shares without par value                                      120,832        120,745
(Issued 1997 - 89,120,405 shares and 1996 - 89,020,405 shares)
Retained earnings (deficit)                                          (12,300)       (10,417)
Currency translation adjustment                                       (1,257)        (1,156)
                                                                   ------------------------
                                                                     107,275        109,172
                                                                   ------------------------
                                                                   $ 126,137      $ 123,316
                                                                   ========================


Commitments and contingencies (Note 4)

              The accompanying notes are an integral part of these
                      consolidated financial statements.

VISTA GOLD CORP.

CONSOLIDATED STATEMENTS OF
CHANGES IN CASH RESOURCES

                                                               Six Months Ended
                                                                   June 30
(US Dollars in thousands)                                     1997          1996
----------------------------------------------------------------------------------
                                                                 (Unaudited)
OPERATING ACTIVITIES

Net earnings (loss)                                         $ (1,883)     $ (4,897)

Items not involving cash:

     Depreciation, depletion and amortization                  4,096         4,104
     Provision for future reclamation and closure costs          172           290
     Gain on sale of mineral properties and investments         (851)         (298)
     Equity in loss of Zamora Gold Corp.                         459           691
                                                            ----------------------
                                                               1,993          (110)

Currency translation adjustment                                 (101)         (176)
Change in working capital
   excluding cash and cash equivalents                        (2,868)          (80)
                                                            ----------------------
                                                                (976)         (366)
                                                            ======================


INVESTING ACTIVITIES

Property, plant and equipment (Note 2)                        (8,768)      (11,372)
Deferred stripping                                            (4,165)         (512)
Investment in Zamora Gold Corp.                                 (520)           --
Proceeds from sale of mineral properties, equipment and
investments                                                      969           473
                                                            ----------------------
                                                             (12,484)      (11,411)
                                                            ======================


FINANCING ACTIVITIES

Issue of share-purchase options                                   87           208
Issue of special warrants                                         --        18,505
Long-term financing (Note 3)                                   9,600            --
                                                            ----------------------
                                                               9,687        18,713
                                                            ======================


INCREASE (DECREASE) IN CASH AND

   CASH EQUIVALENTS                                           (3,773)        6,936


CASH AND CASH EQUIVALENTS,

   BEGINNING OF PERIOD                                         8,598        15,210
                                                            ======================


CASH AND CASH EQUIVALENTS,
   END OF PERIOD                                            $  4,825      $ 22,146
                                                            ======================



              The accompanying notes are an integral part of these
                      consolidated financial statements.